EXHIBIT 21.1

SUBSIDIARIES OF CCW

Name	Jurisdiction of Incorporation or Foundation
Shikoku Coca-Cola Bottling Co., Ltd.	Japan

Coca-Cola West Vending Co, Ltd.	Japan

Nishinihon Beverage Co., Ltd.	Japan

Coca-Cola West Sales Support Co, Ltd.	Japan

Coca-Cola West Products Co., Ltd.	Japan

Coca-Cola West Equipment Service Co., Ltd.	Japan

Q’sai Co., Ltd.	Japan

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